CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

April 22, 2020

VIA EDGAR CORRESPONDENCE

Jennifer Hardy
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Variable Insurance Trust (the “Trust”)
File Nos. 333-178767; 811-22652

Dear Ms. Hardy:

This letter responds to your comments, provided by telephone on April 21, 2020, regarding the section entitled “Prior Related Performance of the Advisor” contained in the correspondence filed for First Trust Variable Insurance Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on April 20, 2020 (the “Correspondence”). The Correspondence relates to the First Trust Capital Strength Portfolio (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Fund’s Registration Statement.

Comment 1 – First Trust Capital Strength Portfolio – Prior Related Performance of the Advisor

Please disclose that the returns shown for the First Trust Capital Strength ETF (“FTCS”) are net of all fees and expenses of FTCS.

Response to Comment 1

Please see the revised section of the prospectus entitled “Prior Related Performance of the Advisor” attached hereto as Exhibit A. In response to the Staff’s comment, the following disclosure has been added:

The returns below are net of all fees and expenses of FTCS.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Prior Related Performance of the Advisor

The tables below illustrate the historical performance of the First Trust Capital Strength ETF (“FTCS”), which is an index-based exchange-traded fund advised by the Advisor that has investment objectives, policies, and strategies that are substantially similar to those of the Fund. Other than FTCS, the Advisor manages no other funds, including private funds or accounts, that have substantially similar investment objectives, policies and strategies to those of the Fund. As of March 31, 2020, FTCS had approximate net assets of $3,233,424,843.

The tables below also show how the performance of FTCS compares over the time periods indicated with those of a broad measure of market performance. You cannot invest directly in an index.

FTCS began tracking the The Capital Strength IndexSM on June 4, 2013. Therefore, the performance below only reflects periods during which FTCS tracked the Index. The returns below are net of all fees and expenses of FTCS. Because the Fund pays higher fees and expenses than FTCS, the returns below would be lower after the dededuction of the Fund’s fees and epenses.

Of course, past performance is no indication of future results. The tables presented here represent the performance of another fund managed by the Advisor and not the actual performance of the Fund.

First Trust Capital Strength ETF

Average Annual Total Returns for the Periods Ended December 31, 2019

	1 Year	3 Years	5 Years
Return Before Taxes	26.72%	15.41%	11.15%
Return After Taxes on Distributions	26.03%	14.80%	10.51%
Return After Taxes on Distributions and Sale of Fund Shares	15.79%	11.80%	8.52%
The Capital Strength IndexSM (reflects no deduction for fees, expenses or taxes)	27.60%	16.15%	11.87%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	31.49%	15.27%	11.70%